Lazard World Dividend & Income Fund, Inc.

Investment Policy Changes

On August 3, 2011, the Board approved several changes to the Fund's investment guidelines which were proposed by the Fund's portfolio management team.
These changes, all of which relate to the World
Equity Investments portion of the Fund's portfolio, have since been implemented. The changes were designed to benefit the Fund by making the investment process less cumbersome, increasing the Fund's opportunity set, and providing the portfolio management team with greater flexibility to seek to achieve the Fund's investment objective and maintain its dividend yield. A summary of the changes is set forth below:

Requirement to Hold Securities Held in
Other Firm Strategies
The requirement that 70% of the Fund's World Equity
Investments must consist of stocks that are amoung the "100 highest dividend yielding" securities held in other portfolios managed by the Investment Manager is no longer applicable. As such, the Fund now invests primarily in securities held by other portfolios managed by the Investment Manager. This change is meant to streamline the investment process and to allow the portfolio management team greater flexibility to diversify the portfolio and gain exposure to stocks that the team or the Investment Manager views favorably.

Market Capitalization limit
The 10% limit on securities of companies with market capitalization of less than $3 billion has been changed to a 10% limit on companies with market capitalization of less than $1 billion at the time of initial purchase.
As the Fund's portfolio management team believes that there are a number of attractive, high yielding opportunities in small and mid cap stocks, this change is designed to enhance the Fund's opportunity set and make the investment process easier to implement.

Limit on Emerging Markets Securities
The 25% limit on investments in companies in emerging market countries has been modified so that the Fund's investments in such companies will be limited to the emerging markets portion of the MSCI All Country World
Index plus 15%. This change, based on a dynamic, as opposed to static, test, is designed to provide greater flexibility to enhance the opportunities for income generation and capital growth in these markets.